U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                        N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release — dated September 26, 2003	4
2.	Press Release — dated September 26, 2003	5

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: September 30, 2003	By: /s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY ANNOUNCES THIRD QUARTER RESERVE ADJUSTMENT AND
TERMINATION OF ACQUISITION DISCUSSIONS

Toronto, Ontario (September 26, 2003) – Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) announced a third quarter reserve adjustment and the termination of acquisition discussions.

Reserve Adjustment

Kingsway General, one of our Canadian insurance subsidiaries, recently completed a comprehensive review of its open claims to ensure consistent reserving practices and instigated a concerted effort to close older files. This review has resulted in an increase of approximately $30 million in our provision for unpaid claims occurring prior to December 31, 2002, which will reduce our net income for the third quarter of 2003 by approximately $20 million. The adverse development of Kingsway General’s prior years’ claims for the six months ended June 30, 2003 was approximately $30 million, reducing our net income for the six month period by $20 million. These adjustments relate primarily to Kingsway General’s Alberta non-standard automobile business, Ontario commercial automobile business, and its trucking business. Overall, the growth in our gross and net premiums earned for the quarter ending September 30, 2003 continue to be strong, and on a consolidated basis we expect a third quarter after-tax benefit from realized investment gains of approximately $9.6 million.

Since the completion of the claims review, Kingsway General has experienced no significant additional adverse development of its unpaid claim amounts. We expect Kingsway General to generate an underwriting profit for the month of September 2003.

U.S. Acquisition Discussions Terminated

We recently terminated our discussions regarding the acquisition of a U.S. insurance company that was previously disclosed in our U.S. prospectus relating to our trust preferred offering. At the present time, we are not engaged in any discussions regarding any other acquisition opportunities.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company‘s senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888

KINGSWAY ANNOUNCES DEFERRAL OF TRUST PREFERRED OFFERING

Toronto, Ontario (September 26, 2003) – Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) announced that it is deferring the marketing of its trust preferred offering in the United States until after the release of its third quarter results. We intend to report our results for the quarter and nine months ended September 30, 2003 after the close of markets on October 20, 2003.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company's senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888